UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

TERRESTAR CORP
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

881451108
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 881451108		Page 2 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,958,184
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,958,184
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,958,184
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 3 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 26,958,184
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 26,958,184
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,958,184
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 4 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,408,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,408,904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,408,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No.: 881451108		Page 5 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,408,904
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,408,904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,408,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 6 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,811,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,811,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 7 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,811,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,811,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No.: 881451108		Page 8 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,811,590
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,811,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,811,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 9 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,367,088
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,367,088
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,367,088
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 25.3%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 10 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,178,678
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,178,678
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,178,678
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 27.2%
14.	Type of Reporting Person: IN

SCHEDULE 13D
CUSIP No.: 881451108		Page 11 of 18 Pages

Item 1.                     Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 20 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 21, 2007, as amended by Amendments Nos. 1-19, the last of which was filed on October 29, 2010 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of TerreStar Corporation (“TerreStar”), whose principal executive offices are located at 12010 Sunset Hills Road, 6th Floor, Reston, VA 20190.

Item 2.                     Identity and Background

No material change.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The beneficial ownership figures on this Schedule 13D reflect additional sales of the Shares by the Reporting Persons effected on October 28 and 29, 2010, which resulted in a change in beneficial ownership of 1% or more.  The prior Schedule 13D amendment, filed on October 29, 2010, reflected earlier transactions through October 27, 2010, but did not reflect the transactions of October 28 and 29, 2010.

As of the date hereof the Master Fund may be deemed to beneficially own 26,958,184 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 26,958,184 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 9,408,904 Shares.

As of the date hereof the HCPSS may be deemed to beneficially own 9,408,904 Shares.

As of the date hereof the Blue Line Fund may be deemed to beneficially own 3,811,590 Shares.

As of the date hereof HCP II may be deemed to beneficially own 3,811,590 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 3,811,590 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 36,367,088 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 40,178,678 Shares.

Item 4.                    Purpose of Transaction

No material change.

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The beneficial ownership figures on this Schedule 13D reflect additional sales of the Shares by the Reporting Persons effected on October 28 and 29, 2010, which resulted in a change in beneficial ownership of 1% or more.  The prior Schedule 13D amendment, filed on October 29, 2010, reflected earlier transactions through October 27, 2010, but did not reflect the transactions of October 28 and 29, 2010.

SCHEDULE 13D
CUSIP No.: 881451108		Page 12 of 18 Pages

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 26,958,184 Shares, constituting 18.8% of the 143,151,084* total Shares outstanding.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,958,184 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,958,184 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 26,958,184 Shares, constituting 18.8% of the 143,151,084* total Shares outstanding.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,958,184 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 26,958,184 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 9,408,904 Shares, constituting 6.7% of the 140,186,154* total Shares outstanding.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,408,904 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,408,904 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 9,408,904 Shares, constituting 6.7% of the 140,186,154* total Shares outstanding.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,408,904 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,408,904 Shares.

(a, b) As of the date hereof, the Blue Line Fund may be deemed to be the beneficial owner of 3,811,590 Shares, constituting 2.7% of the 143,277,624* total Shares outstanding.

The Blue Line Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,811,590 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,811,590 Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 3,811,590 Shares, constituting 2.7% of the 143,277,624* total Shares outstanding.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,811,590 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,811,590 Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 3,811,590 Shares, constituting 2.7% of the 143,277,624* total Shares outstanding.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,811,590 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,811,590 Shares.

SCHEDULE 13D
CUSIP No.: 881451108		Page 13 of 18 Pages

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 36,367,088 Shares, constituting 25.3% of the 143,871,204* total Shares outstanding.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 36,367,088 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 36,367,088 Shares.

(a, b) As of the date hereof, Mr. Falcone may be deemed to be the beneficial owner of 40,178,678 Shares, constituting 27.2% of the 147,682,794* total Shares outstanding.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 40,178,678 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 40,178,678 Shares.

* This figure is based on 139,466,034 Shares outstanding (as of August 2, 2010, according to the Issuer’s most recent Form 10-Q, filed on August 6, 2010), adjusted for derivative securities held by the Reporting Person.

(c) The trading dates, number of Shares acquired and disposed of, and the price per share for all transactions in the Shares by the Reporting Persons in the past sixty days, separate from the transactions reported on the prior Schedule 13D amendment, are set forth in Exhibit B.  These transactions were all open-market.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.                    Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement

Exhibit B:                      Schedule of Transactions

SCHEDULE 13D
CUSIP No.: 881451108		Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. By: HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:  HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:  HARBINGER HOLDINGS, LLC,  Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC By: HARBINGER HOLDINGS, LLC, Managing Member By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

SCHEDULE 13D
CUSIP No.: 881451108		Page 15 of 18 Pages

CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

By:  HARBINGER CAPITAL PARTNERS II LP

By:  HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS II LP By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone Philip Falcone

November 1, 2010

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No.: 881451108		Page 16 of 18 Pages EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of TerreStar Corp, dated as of November 1, 2010 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. By: HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:  HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:  HARBINGER HOLDINGS, LLC,  Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC By: HARBINGER HOLDINGS, LLC, Managing Member By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

SCHEDULE 13D
CUSIP No.: 881451108		Page 17 of 18 Pages

CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

By:  HARBINGER CAPITAL PARTNERS II LP

By:  HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS II LP By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone Philip Falcone

November 1, 2010

SCHEDULE 13D
CUSIP No.: 881451108		Page 18 of 18 Pages EXHIBIT B

SCHEDULE OF TRANSACTIONS

Master Fund

Dates	Shares Acquired or Disposed of	Price per Share
October 28, 2010	(801,824)	0.112
October 29, 2010	(5,175,705)	0.102

Special Fund

Dates	Shares Acquired or Disposed of	Price per Share
October 28, 2010	(299,352)	0.112
October 29, 2010	(1,932,295)	0.102